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August 19, 2009

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)
File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In a July 16, 2009 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on (i) Post-Effective Amendment No. 1 (“PEA 1”) to the registration statement under the Securities Act of 1933, as amended, and Amendment No. 3 to the registration statement under the Investment Company Act of 1940, as amended, of the Registrant, as filed on June 2, 2009, to register the PIMCO 3-7 Year U.S. Treasury Index Fund, PIMCO 7-15 Year U.S. Treasury Index Fund, PIMCO 15+ Year U.S. Treasury Index Fund, PIMCO 1-5 Year U.S. TIPS Index Fund, PIMCO 15+ Year U.S. TIPS Index Fund and PIMCO Broad U.S. TIPS Index Fund, each a new series of the Registrant (each a “Fund,” collectively the “Funds”)1 and (ii) supplemental correspondence dated July 9, 2009 which summarized proposed changes to two Funds’ names and underlying indexes. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectus

Comment 1: The second paragraph in each Fund Summary’s “Principal Investments and Strategies” section describes the Fund’s Underlying Index. In the first sentence of this paragraph, it is indicated that the Underlying Index “tracks the performance” of certain securities. Please revise this language to indicate that the Underlying Index is “comprised” of applicable securities and confirm that the Underlying Index is not indirectly “tracking” applicable securities.

[1]

The PIMCO 1-5 Year U.S. TIPS Index Fund was named “PIMCO Short Maturity U.S. TIPS Index Fund” in PEA 1 and the PIMCO 15+ Year U.S. TIPS Index Fund was named “PIMCO Long Maturity U.S. TIPS Index Fund” in PEA 1.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Brion R. Thompson August 19, 2009 Page 2

Response: Comment accepted. Each Underlying Index is an unmanaged index comprised of securities indicated by the name of the index.

Comment 2: With respect to the 3-7 Year U.S. Treasury Index, 7-15 Year U.S. Treasury Index and 15+ Year U.S. Treasury Index Funds, the “Principal Investments and Strategies” section for each Fund indicates that the Underlying Index tracks the performance of “U.S. dollar denominated sovereign debt publicly issued by the U.S. Government….” As each Fund’s name indicates a substantial investment in U.S. Treasury securities, please explain how “debt publicly issued by the U.S. Government” is the economic equivalent of U.S. Treasury securities.

Response: Comment accepted. The disclosure has been revised to clarify the constituent securities of each Underlying Index. Accordingly, the disclosure will state that the “Underlying Index is an unmanaged index comprised of U.S. dollar denominated sovereign debt securities publicly issued by the U.S. Treasury” having a maturity range indicated by the name of the individual Underlying Index.

Comment 3: With respect to the Broad U.S. TIPS Index, 1-5 Year U.S. TIPS Index and 15+ Year U.S. TIPS Index Funds, the “Principal Investments and Strategies” section for each Fund indicates that the Underlying Index tracks the performance of “U.S. dollar denominated inflation-linked sovereign debt publicly issued by the U.S. Government….” As each Fund’s name indicates a substantial investment in U.S. Treasury Inflation-Protected Securities, please explain how “inflation-linked sovereign debt publicly issued by the U.S. Government” is the economic equivalent of U.S. Treasury Inflation-Protected Securities.

Response: Comment accepted. The disclosure has been revised to clarify the constituent securities of each Underlying Index. Accordingly, the disclosure will state that the “Underlying Index is an unmanaged index comprised of TIPS (Treasury Inflation Protected Securities)” having a maturity range indicated by the name of the individual Underlying Index.

Comment 4: Each Fund lists Interest Rate Risk as a principal risk of investing in the Fund. Interest Rate Risk is defined in the “Principal Risks” section of each Fund Summary as “the risk that fixed income securities will decline in value because of changes in interest rates.” Please replace “changes” with “increases.”

Response: Comment accepted.

Brion R. Thompson August 19, 2009 Page 3

Statement of Additional Information

Comment 5: Procedures for Creating Creation Units, page 28. Placement of Redemption Orders, page 31. Disclosure in each of these sections states that orders requesting substitution of a “cash-in-lieu” amount or an all-cash payment (collectively, “Non-Standard Cash Orders”) must be received by the Trust or its designee no later than [     ] p.m. Eastern in order to be priced at the Fund’s net asset value next calculated at the Fund’s closing time, normally 4:00 p.m. Eastern (“Closing Time”). Due to the earlier cut-off time, Non-Standard Cash Orders received after the earlier cut-off time would be priced the next Business Day and not at the Fund’s Closing Time of the same Business Day.

It is the Staff’s position that when the Trust or its designee requests, through the facilities of the National Securities Clearing Corporation prior to the opening of the Listing Exchange (the “Standard Basket”), cash orders for purchases or redemptions of Creation Units, the Trust or its designee should accept such cash orders until the Closing Time. However, it is the Staff’s position that when an Authorized Participant requests cash orders for purchases or redemptions of Creation Units that differs from the Standard Basket (“Non-Standard Orders”), the Trust or its designee may require that such Non-Standard Orders be submitted one hour prior to the Fund’s Closing Time. Please complete the disclosure in a manner consistent with this comment.

Response: Comment accepted.

*            *            *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 1 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng
Douglas P. Dick

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

August 19, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 3 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on June 2, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow
Peter G. Strelow Vice President

cc:	Douglas P. Dick
Adam T. Teufel
J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng